Camelot Information Systems Inc.
December 7, 2010
VIA EDGAR
Mr. Matthew Crispino, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Camelot Information Systems Inc. Registration Statement on Form F-1 (Registration File No. 333-170825)
Dear Mr. Matthew:
     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Camelot Information Systems Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 3:30 P.M., New York City Time on December 9, 2010, or as soon thereafter as practicable.
     If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.
     The Company understands that Goldman Sachs (Asia) L.L.C. and Barclays Capital Inc., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.
     The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Camelot Information Systems Inc.
•	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Very truly yours,
Camelot Information Systems Inc.

By:	/s/ Yiming Ma
Name:	Yiming Ma
Title:	Chairman of the Board of Directors and Chief Executive Officer